ORGANIGRAM

Organigram harvests years of innovation and research, launches The Edison Project

We anticipate the retail experience evolving, such that consumers will easily recognize the unmatched quality of indoor grown cannabis

MONCTON, NB, Nov. 29, 2017 /CNW/ – Drawing on years of innovation and research, and a deep understanding of the potential of the cannabis plant, Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the "Company" or "Organigram"), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, today launched The Edison Project. The Edison Project is an initiative designed to produce and offer Organigram patients the very highest quality flower possible using the latest in technology and industry best practices.

"The Edison Project represents our very best work to date," says Ray Gracewood, Organigram's Chief Commercial Officer. "We're most proud of these strains of medicine because they're a product of our intensive research on the biology of cannabis and continuous improvement in production. We've adopted a culture of refusing to settle at Organigram; it's evolved such that we've come to discover more about the true potential in our plants and we've learned how to deliver the benefit of that potential to our patients."

What's New:

The Edison Project produces cannabis differentiated by three key characteristics:

- **Top flower:** In the cannabis world, no part of the plant is more valuable than the top flower. Lower branches are pruned frequently throughout the flowering stage to assist the plant in funneling its energy resources to the top, which helps maximize robust top flower production. Because they grow at the very highest point, Edison flowers absorb the most light energy available to the plant resulting in a more lush flower.
- **Hand-manicured:** Edison flowers are individually hand-manicured, a process during which technicians personally inspect, handle and tailor each one to remove as much stem and leaf, while retaining as many trichomes as possible. Trimmers thoroughly inspect each flower and apply the precision and attention it deserves. Hand-manicured flowers represent the highest quality whole-flower cannabis produced at the Organigram facility.
- **Craft cured:** While growing cannabis to the highest possible standard is essential, it's only half the story; achieving exceptional quality depends on how cannabis is cured after harvest. Intentionally aging with patience and respect for the plant's evolutionary process results in cannabis that's more complex and complete. Edison flower is cured in a process which ensures each strain is treated with the optimal temperature and humidity for its individual needs. Flowers are cured in small batches and allowed to breathe longer, resulting in greater chlorophyll breakdown and a distinct, alluring flavour and aroma.

"At Organigram, we pride ourselves on building a culture of growth and innovation," says Greg Engel, CEO, Organigram. "The Edison Project reflects our commitment to continually evolving our own team's expertise and delivering a second-to-none cannabis experience for patients. We

anticipate the retail experience evolving, such that consumers will easily recognize the unmatched quality of indoor grown cannabis and post-harvest, hand-treated flower. The Edison Project represents both these elements very well, and we're thrilled to introduce it to patients."

The first two Edison Project by OGI products – #3 Edison and #7 Edison – are now available to registered patients of Organigram as of Monday, Nov. 27.

For more information on The Edison Project by OGI, please visit www.organigram.ca/edison.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

For more information, visit www.Organigram.ca

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For further information, please contact:

Organigram Holdings Inc.
Dylan Rogers
Director of Investor Relations
(506) 801-8986
drogers@organigram.ca

Ray Gracewood
Chief Commercial Officer
(506) 645-1653
rgracewood@organigram.ca